June 11, 2025

Gregory McCabe
Chief Executive Officer
Next Bridge Hydrocarbons, Inc.
500 W. Texas Ave., Suite 890
Midland, TX 79701

       Re: Next Bridge Hydrocarbons, Inc.
           Form 10-K for the Fiscal Year ended December 31, 2023
           Filed July 17, 2024
           Response dated May 20, 2025
           File No. 000-56648
Dear Gregory McCabe:

       We have reviewed your May 20, 2025 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our April 9,
2025 letter.

Exhibit A - Draft Amendment to Form 10-K for the Fiscal Year ended December 31, 2023
Explanatory Note, page 1

1. Please include Part II - Item 9.A. Controls and Procedures in your list of items that will be revised in your amendment to the annual report.

Management's Discussion and Analysis of Financial Condition and Results of Operation
Results of Operations
Production Revenues and Cost of Revenues, page 18

2. Please remove the predecessor/successor presentation of the production and revenue detail for your Oklahoma properties for the fourth quarter of 2022. June 11, 2025
Page 2

Financial Statements
Report of Independent Registered Public Accounting Firm, page F-1

3. We see that you have included a draft audit opinion along with your draft amendment, which appears to be incomplete not only with respect to the date of issuance, but also the explanatory language regarding the restatement, and communication of critical audit matters pertaining to the evaluation of capitalized oil and gas property costs for impairment under the full cost method, based on the requirements of PCAOB
       AS 3101, paragraphs 18(e) and 11 through 14.

       Please discuss these requirements with your auditors and confirm that such content will appear in the audit opinion that accompanies the amendment. However, if this is not their intention, provide us with an explanation from the firm detailing how the aforementioned guidance was considered in formulating their view.

Note 2 - Going Concern, page F-6

4. Please revise the second sentence of the first paragraph of this note to reference the correct restated net loss amount for the fiscal year ended December 31, 2023.

Note 3 - Significant Accounting Policies
Oil and natural gas properties, page F-8

5.     Please address the apparent inconsistency between your disclosure in the second
       paragraph on page F-8, stating that you recorded an impairment of $28,192,277 related to properties other than the Orogrande Project in 2022, with details in the corresponding financial statements, which do not identify this charge.

Note 12 - Correction of Previously Issued 2023 Financial Statements, page F-19

6. Based on the content of this note, it appears that you should revise the header to clarify that it pertains to your 2022 rather than 2023 financial statements.

7. Please expand your disclosure to include a description of the errors that have led to the restatement to comply with ASC 250-10-50-7, including the errors in your initial accounting in the 2022 annual report, and the errors attendant to the restatements that were made to the 2022 annual amounts when filing your 2023 annual report, and to the 2023 first, second, and third quarter interim amounts, in the comparative presentations when filing the corresponding 2024 interim reports.

       For example, it should be clear that your initial accounting for the oil and gas properties was incorrectly based on a presumption of fair value and did not properly consider the continuity of the economic interests that had been conveyed via the preferred shares issued by Torchlight Energy Resources, Inc. to its common shareholders just prior to its reverse merger with Meta Materials Inc., and with regard to your earlier restatement, it should be clear that the elimination of all value ascribed
 June 11, 2025
Page 3

       to the oil and gas properties was incorrectly based on a presumption of impairment in the absence of having established oil and gas reserves and without having yet secured an extension to the lease, and did not properly consider your stated intentions and rights to extend the lease coupled with your ongoing efforts to evaluate the Orogrande properties in the application of the full cost method of accounting, particularly with regard to unevaluated property costs. Please include a similar summary of these errors when reporting corrections to your 2024 interim reports.

       The disclosures requested as outlined above should replace the language in the first paragraph in Note 12, which presently indicates that your initial accounting for the oil and gas properties at December 31, 2022 was to recognize a full impairment based on a December 14, 2022 determination of the properties having no value. Please also expand the tabulations to include additional columns with the originally reported amounts for 2022 and the adjustments that were made in your initial restatement, and provide the narratives that are necessary to correlate with the summary of accounting errors provided in response to the preceding paragraph.

       Any references to the error corrections as adjustments to modify comparative amounts or to modify the accounting treatment should also be revised to more clearly align with and reflect their instrumentality in providing financial statements that comply with generally accepted accounting principles. This point also applies to the error correction disclosures that you intend to include in your 2024 annual report.

8. We suggest that you remove the table on page F-19 detailing the original values assigned to the assets and liabilities received in the spin off, unless you are intending to augment the table to include columns for revisions and the restated balances as of that interim date, or to otherwise establish its relevance in the restatement effort.

9. Given your plans to restate your 2022 annual and 2023 interim financial statements, it appears that you are delinquent in filing an Item 4.02 Form 8-K, which was required to be filed within four business days of having concluded that previously issued financial statements should no longer be relied upon because of an error. Please comply with your reporting obligations under Rule 13a-11 of Regulation
13A.

10. We note that you provided a notice of late filing for your 2024 annual report on March
       31, 2025, which includes a brief description of the pending restatement that indicates it pertains to a prior restatement "related to the timing of impairment adjustments" that were previously recorded in 2022 but will be recorded in 2024 instead. You further state that the adjustment for 2024 will approximate $73 million and that such impairment "had been previously addressed in prior year filings."

       However, the reasons cited in your correspondence during our review for your mid-
       2024 restatement of the 2022 annual amounts and the 2023 interim amounts reflected an incorrect application of the full cost method of accounting for oil and gas activities, and did not encompass the October 8, 2024 decision by University Lands to not
 June 11, 2025
Page 4

       extend your Development Unit Agreement for the Orogrande asset, nor its effort to immediately terminate the agreement. This is evident in the interim report that you filed on August 14, 2024, which followed the earlier restatement and preceded the
       University Lands announcement. You indicated that you had until the end of the year to complete your drilling commitments and stated that the DDU Agreement "...grants the right to extend the DDU Agreement through December 31, 2028 if compliance with the DDU Agreement is met..." and the company "expects to exercise its option to extend the term under the DDU Agreement prior to its expiration."

       Given that the circumstances have changed, your disclosures regarding the corrections necessary to effect the current restatement should not indicate that you are simply repositioning an impairment that you had previously recognized or addressed, and should clearly distinguish between those earlier circumstances and the circumstances that arose in connection with that decision by University Lands, which appears to preclude any further involvement with the properties. Please ensure that disclosures pertaining to the upcoming impairment charge conform with this guidance.

Note 14 - Explanation of Quarterly Impact, page F-26

11. We note that you have utilized a mixed and incomplete approach in presenting the corrections impacting the 2023 interim financial statements. For example, some amounts were as originally reported while others were previously restated, being sourced from the original report for the first quarter, a Form S-1/A for the second quarter, and an interim report from the following year for the third quarter.

       The restated interim financial information on pages F-27 through F-35 should be revised to include additional columns of information on each tabulation to present the originally reported amounts for each quarter of 2023, the revisions made in connection with your earlier restatement, the earlier restatement amounts, the revisions that are being made in the current restatement, and the current restatement amounts. The disclosures pertaining to error corrections impacting activity from the statements of operations and cash flows for the second and third quarters of 2023 should also include a set of tabulations that cover activity of these particular quarters
       (in addition to the cumulative interim amounts presently shown).

       Please expand the summary tabulations on page F-26 to include three columns for each period, having the originally reported amounts, the previously restated amounts, and the currently restated amounts (to include amounts for each quarter in addition to the cumulative amounts reported for the second and third quarters), and specify the dates of initially filing the original interim reports and the dates of initially filing the earlier restatements for each period covered by those reports.

12. Please expand your disclosures pertaining to the restatement items for each interim period of 2023 to include a brief description of the transactions or activities associated with the costs that had been incurred during the quarter that were initially capitalized pursuant to Rule 4-10(c)(2) of Regulation S-X, and that were incorrectly written-off in
 June 11, 2025
Page 5

       connection with your earlier restatement, and that are being restored in your current restatement to comply with the full cost method.

Exhibit B- Draft Explanation of Corrections, page F-36

13.    We note that your summary table having the "As Reported" and "As
Restated"
       columns for each of the first three quarters of 2024 reflects on the activity line items cumulative interim period amounts for the second and third quarters, rather activity that is specific and limited to these quarters.

       Please expand the summary table to also cover activity for the second and third quarters alone; and provide tabulations with the activity from your statements of operations and cash flows for the second and third quarters alone (including the originally reported amounts, adjustments, and restated amounts), adjacent to the tabulations covering the corresponding cumulative interim periods.

       Please modify the main header of each tabulation to specify the date or period to which the information pertains, and eliminate other dates from the sub-column headers. The introductory remarks to the restatement disclosures should clarify the dates that periodic reports for which financial information is being restated were originally filed, rather than in the column headers.

14. We note that your draft revisions for the statements of cash flows, covering the three months March 31, 2024 and six months June 30, 2024, reflect in the restated columns as an investing activity $1,141,142 of proceeds from the sale of assets, which had originally been misreported as a financing activity. In your November 13, 2024 response to comment 3 of our letter dated October 31, 2024, you agreed to correct this error. However, the corrections do not appear as adjustments and amounts in the "As
       Originally Reported" draft disclosure columns have been revised instead.

       Please modify your proposed disclosures to present the cash flow information for these quarterly periods as originally filed in the respective interim reports on Form 10-
       Q, to report the corrections in the Adjustments columns, and to provide the error correction disclosures required by ASC 250-10-50-7.

15. Please expand your disclosures of the restatement items for each interim period of
       2024 to include a brief description of the transactions or activities associated with the costs incurred during the quarter that were initially considered to be impaired rather than capitalized pursuant to Rule 4-10(c)(2) of Regulation S-X, and that are being restored in your current restatement to comply with the full cost method.
 June 11, 2025
Page 6

       Please contact Jenifer Gallagher at 202-551-3706 or Karl Hiller at 202-551-3686 if
you have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation